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SEC FILE NUMBER

SEC Mail Processing
FEB 08 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Healthcare Community Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Empire Drive
(No. and Street)

Rensselaer	New York	12144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Kay Hayes	(518) 431-7786	mhayeshcsc@hanys.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

4 Tower Place, Executive Park, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Kay Hayes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Healthcare Community Securities Corp, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer/Chief Operating Officer

[signature]
Notary Public

AMEN McMURRAY
Notary Public, State of New York
Qualified in Saratoga County
Reg. No. 05MC6380716
My Commission Expires Sept. 10, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2022 and 2021

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Healthcare Community Securities Corporation as of December 31, 2022 and 2021, the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Healthcare Community Securities Corporation's management. Our responsibility is to express an opinion on Healthcare Community Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Healthcare Community Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Healthcare Community Securities Corporation's auditor since 1999.

Albany, New York
February 27, 2023

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS		
Cash	$ 9,372,973	$ 7,718,826
Commissions receivable	591,488	869,706
Prepaid expenses and other assets	311,651	264,163
Total current assets	10,276,112	8,852,695
ASSETS LIMITED AS TO USE	138,564	215,339
DEFERRED TAX ASSET	83,299	95,514
Total assets	$10,497,975	$ 9,163,548
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 199,634	$ 246,660
Current portion of accrued postretirement benefit obligation	452	417
Due to affiliate	2,001,098	536,508
Total current liabilities	2,201,184	783,585
LONG-TERM LIABILITIES		
Other liabilities	138,564	215,338
Accrued postretirement benefit obligation, net of current portion	29,608	39,827
Total liabilities	2,369,356	1,038,750
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	-	-
Additional paid-in capital	100,000	100,000
Retained earnings	7,944,319	7,944,319
Accumulated other comprehensive income	84,300	80,479
Total stockholder's equity	8,128,619	8,124,798
Total liabilities and stockholder's equity	$10,497,975	$ 9,163,548

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31, 2022	2021
STATEMENT OF INCOME		
Revenues:		
Commissions	$6,680,271	$8,525,841
Consulting fees and other income	628,291	433,129
	7,308,562	8,958,970
Expenses:		
Corporate	2,203,062	2,515,593
Employee compensation and benefits	2,008,005	2,276,911
Other operating expenses	211,667	172,881
Professional fees	270,907	1,277,177
Occupancy	70,229	68,184
Insurance	99,685	100,331
Consulting	45,000	45,000
	4,908,555	6,456,077
Operating income before taxes	2,400,007	2,502,893
Realized and unrealized (loss)/gains on investments, net	(11,393)	10,800
Income before taxes	2,388,614	2,513,693
Income tax expense	(609,989)	(640,761)
Net income	$1,778,625	$1,872,932

STATEMENT OF COMPREHENSIVE INCOME		
Net income	$1,778,625	$1,872,932
Other comprehensive income:		
Post retirement benefits gain	3,821	23,640
Comprehensive income	$1,782,446	$1,896,572

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2021	$ -	$ 100,000	$ 6,071,387	$ 56,839	**$ 6,228,226**
Net income	-	-	1,872,932	-	**1,872,932**
Post employment benefits gain	-	-	-	23,640	**23,640**
Balance, December 31, 2021	-	100,000	7,944,319	80,479	**8,124,798**
Net income	-	-	1,778,625	-	**1,778,625**
Dividends declared	-	-	(1,778,625)	-	**(1,778,625)**
Post employment benefits gain	-	-	-	3,821	**3,821**
Balance, December 31, 2022	$ -	$ 100,000	$ 7,944,319	$ 84,300	**$ 8,128,619**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,778,625	$ 1,872,932
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	12,215	43,742
Realized and unrealized losses/(gains) on assets limited as to use	11,393	(10,800)
Changes in:		
Commissions receivable	278,218	(38,267)
Prepaid expenses and other assets	(47,488)	11,894
Accrued expenses	(47,026)	(155,539)
Other liabilities	(11,393)	10,800
Accrued postretirement benefit obligation	(6,363)	1,444
Cash provided by operating activities	1,968,181	1,736,206
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) increase in due to affiliates other than dividends	(314,034)	194,281
Dividends paid to affiliate	-	(2,464,889)
Cash used in financing activities	(314,034)	(2,270,608)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,654,147	(534,402)
CASH AND CASH EQUIVALENTS, Beginning of year	7,718,826	8,253,228
CASH AND CASH EQUIVALENTS, End of year	$ 9,372,973	$ 7,718,826
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for income taxes	$ 597,773	$ 597,020
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Contributions to assets limited as to use through other liabilities	$ -	$ 19,500
Distributions from assets limited as to use through other liabilities	$ 65,522	$ -

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Basis of Presentation

The financial statements of the Corporation have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(c) Revenue Recognition/Commission and Other Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the trade date. The Corporation believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Fee arrangements are based on a percentage applied to the customer's assets under management.

Consulting revenue is generated from consulting and advisory services which are recognized as earned. The Corporation believes the performance obligation for consulting revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Corporation. Fee arrangements are either fixed or based on a percentage applied to the customer's assets under management. Fees are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions and other receivable represent revenues earned on these transactions, but not collected by the Corporation. There were no unsatisfied performance obligations outstanding as of the beginning or ending of the years ended December 31, 2022 or December 31, 2021. The Corporation did not recognize any revenue during the year ended December 31, 2022 and 2021 that were for performance obligations satisfied or partially satisfied in prior years.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Current Expected Credit Losses (CECL)

The Corporation follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Corporation has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Corporation identified receivables as impacted by the new guidance.

The Corporation's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Corporation considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Corporation's expectation of the collectability in determining the allowance for credit losses. The Corporation's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2022 and 2021, an allowance for credit losses was not considered necessary.

(e) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income Taxes (Continued)

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

(f) Exemption under Footnote 74 of Release No. 34-70073

The Corporation is a "non-covered" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation is not required to maintain a reserve account for the benefit of customers under Footnote 74 of Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission.

(g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Cash

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(i) Assets Limited as to Use

The Corporation has a nonqualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. Realized and unrealized investment gains and losses accrue based on investment selections of the participant, and are recognized in the Corporation's financial statements. The deferred amounts are distributable in cash after retirement or termination of employment. There is a corresponding liability equal to the value of the plan assets recorded within Other Liabilities.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Other Post-Retirement Costs

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(k) Advertising Costs

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to approximately $10,000 and $8,000 for the years ended December 31, 2022 and 2021, respectively.

(l) Subsequent Events

For purposes of preparing the financial statements, the Corporation considered events through February 27, 2023.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $2,203,000 and $2,516,000 in 2022 and 2021, respectively. Amounts due to affiliate at December 31, 2022 and 2021 represent the net liability due to HANYS, HSI and GIA for allocated expenses, declared dividends, and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest. For the year ended December 31, 2022 a dividend in the amount of $1,778,625 was declared. There were no dividends declared for the year ended December 31, 2021.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31 consisted of the following:

	2022	2021
Travel	$ 40,629	$ 25,167
Maintenance and repairs	54,331	54,126
Office supplies and other	22,577	29,256
Telephone	22,755	27,839
Advertising and promotion	10,222	8,353
Licensing fees	30,024	27,765
Direct administrative fees	31,129	375
	$ 211,667	$ 172,881

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS' defined contribution retirement plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2022 and 2021 were approximately $128,000 and $163,000, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for benefits to the employees at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

There was one participant in the plan as of December 31, 2022 and two participants in the plan as of December 31, 2021. The assets held on behalf of the participants for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation. At December 31, 2022 and 2021, plan balances totaled $138,564 and $215,339 respectively

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to certain employees of all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. In 2019, HANYS offered a one-time enrollment option to those

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

retirees who did not immediately elect the benefit upon retirement. Under the plan, enrollment is only allowed at the time of retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

A summary of the Corporation's allocated share of the funded status of the postretirement plan and other plan information is as follows:

	2022	2021
Benefit obligation	$ (30,060)	$ (40,244)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (30,060)	$ (40,244)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (30,060)	$ (40,244)
Items not yet recognized as a component of net periodic pension cost:		
Net gain	$ (84,300)	$ (80,479)
Accumulated other comprehensive income net of deferred tax benefit/expense	$ (84,300)	$ (80,479)
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	2.75%	2.40%
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 5.20% and 2.75% as of December 31, 2022 and 2021, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 4.5% for Medicare Choice, 7% grading to 4% by 2025 for other Medical, and 3% for Dental and Vision.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

Components of projected net periodic pension cost for the years ended December 31 are:

	2022	2021
Service cost for benefits earned	$ -	$ -
Interest cost on benefit obligation	1,101	1,479
Gain Amortization	(7,428)	-
Periodic benefit (income) cost	$ (6,327)	$ 1,479
Employer contribution made	$ 36	$ 36
Benefits paid	$ 36	$ 36

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2022	2021
Current year actuarial gain	$ (11,249)	$ (23,640)
Amortization of actuarial gain	7,428	-
Total recognized in other comprehensive income	$ (3,821)	$ (23,640)

The estimated costs that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2023 are as follows:

Actuarial gain	$ (8,312)
Total	$ (8,312)

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2023	$ 452
2024	1,058
2025	1,701
2026	1,779
2027	1,862
2028-2032	10,657

NOTE 5 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2022, the Corporation had net capital of approximately $7,514,000, which was approximately $7,356,000 in excess of its minimum required net capital of approximately $158,000 at December 31, 2022. The Corporation's ratio of aggregate indebtedness to net capital was approximately .32 to 1 for December 31, 2022.

NOTE 6 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31 were as follows:

	2022	2021
Federal tax expense	$ 463,930	$ 467,593
State tax expense	133,844	129,426
Deferred tax expense	12,215	43,742
Total income taxes	$ 609,989	$ 640,761

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31 are presented below:

	2022	2021
Deferred tax assets		
Accrued incentive compensation	$ 28,310	$ 23,661
Accrued compensated absences	23,541	38,654
Accrued post retirement liability	31,448	33,199
Net deferred tax assets	$ 83,299	$ 95,514

NOTE 7 — CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash accounts which, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. However, the Corporation minimizes the risk of loss by depositing its cash and temporary cash investments with high credit quality financial institutions.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2022

Net Capital	
Total stockholder's equity qualified for net capital	$8,128,619
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(83,299)
Commissions Receivable - 12b-1 fees	(1,388)
Other commissions receivable over 30 days	(80,125)
Prepaid expenses and other assets	(311,651)
Assets limited as to use	(138,564)
Net capital	$7,513,592
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 199,634
Due to affiliates	2,001,098
Other liabilities	138,564
Accrued postretirement benefit	30,060
Total aggregate indebtedness	$2,369,356
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness multiplied by 6 2/3% (A)	$ 157,957
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 157,957
Excess net capital over net capital requirement	$7,355,635
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$7,276,656

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 27, 2023, and the above schedule as of December 31, 2022.

OTHER REPORTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Healthcare Community Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) mutual fund retailer (wire order); and (b) broker selling variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Healthcare Community Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Albany, New York
February 27, 2023

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund retailer (wire order); (2) broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2022 from January 1, 2022 to December 31, 2022 without exception.

Healthcare Community Securities Corporation

By: Mary Kay Hayes	By: [signature]
Title: CFO/COO	Title: President
Date: 2/27/2023	Date: 2/27/2023